SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Update on the construction schedule

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general that it has begun the final tests of the Colíder Hydroelectric Power Plant and the Baixo Iguaçu Hydroelectric Power Plant and that it has started the test run at the Santa Bárbara do Oeste substation, which belongs to the SPE Mata de Santa Genebra.

Generation Unit 1 of the Colíder Hydroelectric Power Plant

On January 3, 2019, we obtained the Operating License for the Colíder Hydroelectric Power Plant, issued by the Mato Grosso Environment Department (SEMA-MT), which enabled the connection of generation unit 1 of the Colíder Hydroelectric Power Plant with the Brazilian Electrical System and the beginning of the last phase of the test run, before the commercial startup, in order to ensure operational safety and the perfect operation of the unit.

After a problem that caused the interruption of the tests so that the turbine could be inspected, commissioning testing was resumed. This problem caused a few days’ delay in the schedule, postponing the scheduled startup date to the following weeks of February 2019.

Generation Unit 1 of the Baixo Iguaçu Hydroelectric Power Plant

The Baixo Iguaçu Hydroelectric Power Plant successfully completed the commissioning testing of generation unit 1 and has been operating at the nominal load for the 96-hour reliability test since January 30, 2019, at 6:37 a.m. As a result, we are only awaiting the issue of the Operating License to begin the commercial operation scheduled for the following weeks of February 2019.

SPE Mata de Santa Genebra

Further to Material Fact 12/18, we hereby inform the shareholders and the market in general that the Test Release Document for the Santa Bárbara do Oeste substation has been issued and that the test run has begun. The need to make corrections to the protection logic has postponed the beginning of commercial operations to February 2019.

The Mata de Santa Genebra Transmission System, a project involving Copel Geração e Transmissão S.A. (50.1%) and Furnas Centrais Elétricas S.A. (49.9%), is a large-scale public utility construction project comprising three transmission lines (TL) and the associated substations, which are presented below:

  Araraquara 2 – Fernão Dias TL, which begins at the Araraquara 2 substation and ends at the Fernão Dias substation;
  Araraquara 2 – Itatiba TL, which begins at the Araraquara 2 substation and ends at the Itatiba substation;
  Itatiba – Bateias TL, which begins at the Itatiba substation and ends at the Bateias substation.

The Transmission Lines are around 885 km long and cross cities in São Paulo and Paraná.

Curitiba, January 31, 2019.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:
ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 31, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.